[redacted]

NO ACT

PE
12-24-08

09035319

UNITED STATES
[...] AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 2 6 2009
Washington, DC 20549

February 26, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Re: Bank of America Corporation
Incoming letter dated December 24, 2008

Dear Mr. Gerber:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposal submitted to Bank of America by Domini Social Investments; the Sisters of St. Francis of Philadelphia; the Benedictine Sisters of Mt. Angel; the Benedictine Sisters of Virginia; the Congregation of Divine Providence, Inc.; Friends Fiduciary Corporation; the Benedictine Sisters of Monasterio Pan de Vida; the Benedictine Sisters of Mt. St. Scholastica; the MMA Praxis Value Index Fund; Providence Trust; the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio; St. Scholastica Monastery; and Tides Foundation. We also have received a letter on the proponents' behalf dated January 21, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 24, 2008

The proposal requests that the board complete a report to shareholders evaluating, with respect to practices commonly deemed to be predatory, the company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerelv.

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 21, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Bank of America Corporation

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of Philadelphia, Domini Social Investments, Mennonite Mutual Aid Praxis Value Index Fund, the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Fort Smith, the Benedictine Sisters of Monasterio Pan de Vida, the Benedictine Sisters of Virginia, the Benedictine Sisters of Mount St. Angel, the Congregation of Divine Providence, Inc., the Sisters of Charity of the Incarnate Word, the Providence Trust, the Friends Fiduciary Corporation and the Tides Foundation (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Bank of America Corporation (hereinafter referred to either as "BofA" or the "Company"), and who have jointly submitted a shareholder proposal to BofA, to respond to the letter dated December 24, 2008, sent to the Securities & Exchange Commission by Hunton & Williams on behalf of the Company, in which BofA contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rules 14a-8(i)(7), 14a-9(i)(3) and 14a-8(i)(10). The Proponents own in excess of 500,000 shares of BofA common stock.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in BofA's year 2009 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests BofA's Board to prepare a report on predatory lending practices in connection with the Company's credit card business.

RULE 14a-8(i)(7)

The Proposal Raises a Significant Policy Concern

The Proponents' shareholder proposal deals with one matter, and one matter only, namely predatory lending. It requests only one thing, and one thing only, namely a report on predatory lending and its impact on society (borrowers)

A registrant's engaging in predatory lending raises an important policy issue that precludes the application of Rule 14a-8(i)(7). *Cash America International, Inc.* (February 13, 2008) (apparently not available on Lexis, but may be found on the SEC's own web-site at http://sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml); *Bank of America Corporation* (Feb. 23, 2006); *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). See also *American International Group* (February 17, 2004); *Household International, Inc.* (Feb. 26, 2001); *Conseco, Inc.* (April 5, 2002).

The policy reasons that support these Staff determination may be found in the undersigned's letter on behalf of the proponent in last year's *Cash America International* Staff decision:

> Predatory lending has long been deemed to be a serious social problem, and has led to calls for, and enactment of, state and federal regulation. We note that the Report extensively quoted from in the "Background" portion of this letter, as well as other materials cited there, describe the fact that, in addition to the statute actually passed by Congress, there have been numerous other bills on payday lending introduced on a bipartisan basis in the Congress, as well as extensive activity in the states. Consequently, it is far from surprising that the Staff has held that shareholder proposals on predatory lending raise important policy issues and are not excludable by virtue of Rule 14a-8(i)(7). See *Conseco, Inc.* (April 5, 2001); *Associates First Capital Corporation* (March 13, 2000). In order to refresh the Staff's recollection of the importance of this policy issue, we hereby incorporate into this letter by this reference the section entitled "Background" from the letter sent by the undersigned to the Staff on behalf of the proponent in connection with the *Conseco* no-action letter. More recently, the Staff reaffirmed

its position that predatory lending is such an important policy issue that shareholder proposals to lenders on the topic are not excludable as matters pertaining to the ordinary business operations of the registrant. *Bank of America Corporation* (February 23, 2006).

Nothing in the Company's letter negates this long line of no-action letters. Instead, BofA attempts to draw a false dichotomy between a specific product (i.e. credit cards) and a general concern about predatory lending. (See carryover paragraph on page 7 of the Company's letter.) However this distinction fails for three reasons. First, there is no logical basis for making such a distinction. If there is a general social concern about predatory lending, why should it matter if a registrant engages in predatory lending with respect to only one of its products rather than with respect to all of its products? Second, in some of the instances where the Staff has refused to grant a no-action letter, the shareholder proposal addressed only one of the registrant's products. See, e.g. *Cash America International, Inc.* (cited above) (payday lending). Finally, the correct distinction between those Staff letters that refuse to exclude predatory lending proposals and the two letters cited by the Company, *Wells Fargo & Co.* (February 16, 2006) and *Bank of America Corporation* (March 7, 2005), is not that the cited letters dealt with a specific product. Rather the reason the proposals were excluded in those two instances is the very reason elaborated on by the Company itself earlier in its letter (see page 6) where it distinguishes between "whether or not the subject company has the primary link to the controversial action, as opposed to merely selling a related product generally". In the case of the proposals that were excluded the registrant did not have the primary link to predatory lending. On the contrary, those registrants were merely making loans to the primary actors who were the ones making the predatory loans. In the instant case, however, BofA is setting the terms of its own credit cards and is therefore the "primary link" if those terms are predatory.

In summary, the proponents' shareholder proposal deals with a single topic, namely, predatory lending, a topic that raises an important policy issue that precludes the application of Rule 14a-8(i)(7). Thus, the Company has failed to overcome its burden of proving the applicability of Rule 14a-8(i)(7) to the Proponents' shareholder proposal.

Rule 14a-8(i)(3)

The Proposal is Neither Vague nor Indefinite

The term "predatory lending" is in common parlance and therefore is not in need of definition in a shareholder proposal. Shareholders will have no difficulty in knowing what evils the shareholder proposal is addressing and BofA's Board will certainly know how to implement the proposal.

That the term is in common parlance can be shown in numerous ways, but only a couple of examples will be given here. For example, if that term is put into a "Google search", the search shows 922,000 hits. Additionally, the term is used by the Federal government without further definition. See, for example, the discussion of predatory lending on the U.S. Department of Housing and Urban Development website (www.hud.gov/offices/hgs/sfh/pred/predlend.cfm). Finally, we refer the Staff to the website of our newly inaugurated President, Barrack Obama, where he sets forth his agenda. (www.barackobama.com/issues/economy. Among the economic issues that he says need to be addressed is predatory lending and, more specifically, predatory lending by credit card issuers. See the section entitled "Addressing Predatory Credit Card Practices". However, the President of the United States does not there define predatory lending, undoubtedly because it is not necessary to define such a well-known term.

Finally, to the extent that the term needs any definition at all, that definition is readily apparent from a perusal of the Whereas clause of the Proponents' shareholder proposal. In that Whereas clause, half a dozen paragraphs spell out the evils at which the proposal is aimed. Consequently, even in the unlikely event that a shareholder or the Board of BofA were to be unfamiliar with the term "predatory lending", what is meant has been spelled out for them in the resolution itself.

None of the Statements in the Proposal is False or Misleading

We do not believe that any statement made in the proposal is materially misleading or false. Were the Staff to disagree with us with respect to any statement, we would, of course, be pleased to amend the proposal to conform it to the Staff's opinion.

Two general propositions should be noted. First, Staff Legal Bulletin No. 14B (September 15, 2004) indicates that, in general, objections by the Company to the wording of a proposal are properly addressed by the registrant in its statement in opposition rather than in carping to the Staff. (See Section B.4.) Secondly, as is clear from the wording of the Whereas clause, the Proponents are describing industry practices which are predatory and nowhere does the proposal allege that BofA is engaged in all of these practices or in any specific practice. If BofA is engaged in no predatory practices in connection with its credit cards, it is able to either (i) so state (subject to Rule 14a-9) in its own Statement in Opposition to the proposal and/or (ii) so state in the report requested by the proposal. In any event, the proposal does not allege that BofA is engaged in any of the enumerated predatory practices. Rather, it seeks to obtain information as to the extent that the Company engages in certain industry practices.

Finally, it should be noted that the Company itself admits that it in fact engages in one of the enumerated practices, namely marketing to teenagers, although it prefers to call teenagers "young adults". It also concedes that it has special marketing programs for teenagers and college students. Nor is it clear that the Company does not engage in universal default pricing. First the Company explicitly gives its own definition to that term. Even under its own definition, it appears that in the event of a default on another card not only will the interest rate on *future* purchases be raised but that the interest rate on the *current* balance will also be raised. This would be prohibited by the suspended predatory lending rules promulgated by the Federal Reserve Board and other regulatory agencies on December 18, 2008. (See discussion of these regulations below under the heading of Rule 14a-8(i)(10).) The fact that the customer can "opt out" of having the rate raised on future purchases is hardly a remedy, since the customer can always "opt out" at any time, whether or not there has been a default on another card, by simply surrendering the card. The "opt out" provision therefore grants the customer no right or benefit that the customer does not already have. Finally, although the Company claims that it does not engage in "fee harvesting", an examination of the terms and conditions as set forth on its website with respect to its secured cards reveals that such cards require the recipient to make a non-interest bearing deposit of $300 or more and to pay an annual fee of $29 (almost 10% of the $300 line of credit available with a $300 deposit, even without counting the effect of the deposit not being interest bearing).

For the foregoing reasons, the statements made by the Proponents in their proposal are not subject to exclusion by virtue of Rule 14a-8(i)(3).

Rule 14a-8(i)(10)

The Company has failed to sustain its burden of proving the applicability of Rule 14a-8(i)(10) to the Proponents' shareholder proposal.

In the first place, although the Company relies on the joint rule promulgated on December 8, 2008 that rule, by its own terms, will not take effect for at least 18 months, if ever. In the meantime whether it will take effect, and if so in what form, remains an open question. As of today, the rule does not appear to have been published in the Federal Register. (Lexis search on January 21, 2009.) In any event the rule may not be published any time soon, or, indeed, ever. This is because virtually the first act that President Obama took on ascending to office was to suspend all of the administrative actions that the Bush administration had recently promulgated.

> Thus, abc posted the following news story on its website http://blogs.abcnews.com/politicalpunch/2009/01/potus-obama-hal.html:
>
> When government workers return to their desks tomorrow after today's holiday, they will be met with some new instructions. This afternoon, White House Chief of Staff and Assistant to the president, Rahm Emanuel issued a memorandum ordering all U.S. government agencies to stop implementing any pending rules and regulations issued by the Bush administration until the Obama administration has an opportunity to review and sign off on them.
>
> Per the memorandum, any proposed or final regulation cannot be published until it has been approved by an agency head appointed by President Obama. The memorandum also advises extending for 60 days the date of regulations in the Federal Register that have not yet been implemented.

Similarly, an Associated Press story (by Jennifer Loven) reported late yesterday (http://www.google.com/hostednews/ap/article):

> But a stark transfer all the same. In one of the new administration's first acts, Obama ordered federal agencies to halt all pending regulations until further review — this after Bush's final weeks raised heated debate over rushing new rules into effect on the way out the door.

And the Washington Post web site reported:

> Some substantive work was accomplished: chief of staff Rahm Emanuel signed an order authorized by Obama ordering all federal agencies to stop pending regulations until the new administration has time to review them.

Since the rules relied upon by BofA are clearly pending (they have not yet appeared in the Federal Register and they will not take effect for another year), they cannot be relied upon in a claim that the Company has substantially implemented the Proponents' proposal. Indeed, it would be absurd to claim that a suspended rule can ever constitute substantial implementation of a shareholder proposal.

For the assistance of the Staff, a copy of the Executive Order is attached as Exhibit A to this letter.

In any event, even if the rules were neither suspended nor effective only at some distant date, they would not constitute substantial implementation of the Proponents' shareholder proposal. A comparison (prepared for the Proponents) of the various predatory activities enumerated in the Whereas clause with the suspended regulations follows:

> On fee harvester cards: "*These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.*"
>
> **Analysis:** The new rules still allow cards that cost borrowers half of their credit limit in fees—it merely limits fees in excess of 50%. Therefore, the practice described in the resolution still needs to be addressed.
>
> On student cards: "*Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.*"
>
> **Analysis:** The new rules do not address this issue.

On universal default: "*Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.*"

Analysis: The practice, as described in the resolution, is still completely legal. The only limitation in the new rules is on applying the new rate to pre-existing balances.

On other practices: "*Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.*"

Analysis: The only bait and switch marketing tactics prohibited under the new rules are changing interest rates within the first year or changing the interest rate on pre-existing balances. "Bait and switch" fees can still be added to an account. And bait and switch tactics can still be used with a lag of a year on interest rate changes for new balances. While the rules do require a minimum of 21 days between mailing and implementation of a late fee, issuers could still change mailing addresses or use other tactics to manipulate whether consumers pay on time. Hidden fee practices have not been changed with the new rules aside from the late fee timing requirement and the maximum of fees on fee harvester cards. Therefore, hidden fees will continue to exist (for example, foreign transaction fees, electronic payment fees, etc.).

[Furthermore,] unintelligible cardholder agreements have not been addressed in the new UDAP rules discussed above. . .

In summary, the Company has failed to establish that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Andrew A. Gerber, Esq.
Mark Regier
Adam Kanzer, Esq.
All proponents
Gary Brouse
Laura Berry

EXHIBIT A

THE WHITE HOUSE

WASHINGTON

January 20, 2009

MEMORANDUM FOR THE HEADS OF EXECUTIVE DEPARTMENTS AND AGENCIES

FROM: Rahm Emanuel
Assistant to the President and Chief of Staff

SUBJECT: Regulatory Review

President Obama has asked me to communicate to each of you his plan for managing the Federal regulatory process at the beginning of his Administration. It is important that President Obama's appointees and designees have the opportunity to review and approve any new or pending regulations. Therefore, at the direction of the President, I am requesting that you immediately take the following steps:

1. Subject to any exceptions the Director or Acting Director of the Office of Management and Budget (the "OMB Director") allows for emergency situations or other urgent circumstances relating to health, safety, environmental, financial, or national security matters, or otherwise, no proposed or final regulation should be sent to the Office of the Federal Register (the "OFR") for publication unless and until it has been reviewed and approved by a department or agency head appointed or designated by the President after noon on January 20, 2009, or in the case of the Department of Defense, the Secretary of Defense. The department or agency head may delegate this review and approval power to any other person so appointed or designated by the President, consistent with applicable law.

2. Withdraw from the OFR all proposed or final regulations that have not been published in the Federal Register so that they can be reviewed and approved by a department or agency head as described in paragraph 1. This withdrawal is subject to the exceptions described in paragraph 1 and must be conducted consistent with OFR procedures.

3. Consider extending for 60 days the effective date of regulations that have been published in the *Federal Register* but not yet taken effect, subject to the

exceptions described in paragraph 1, for the purpose of reviewing questions of law and policy raised by those regulations. Where such an extension is made for this purpose, you should immediately reopen the notice-and-comment period for 30 days to allow interested parties to provide comments about issues of law and policy raised by those rules. Following the 60-day extension:

a. for those rules that raise no substantial questions of law or policy, no further action needs to be taken; and

b. for those rules that raise substantial questions of law or policy, agencies should notify the OMB Director and take appropriate further action.

4. The requested actions set forth in paragraphs 1-3 do not apply to any regulations subject to statutory or judicial deadlines. Please immediately notify the OMB Director of any such regulations.

5. Notify the OMB Director promptly of any regulations that you believe should not be subject to the directives in paragraphs 1-3 because they affect critical health, safety, environmental, financial, or national security functions of the department or agency, or for some other reason. The OMB Director will review all such notifications and determine whether an exception is appropriate.

6. Continue in all instances to comply with any applicable Executive Orders concerning regulatory management.

As used in this memorandum, "regulation" has the meaning set forth in section 3(e) of Executive Order 12866 of September 30, 1993, as amended; this memorandum covers "any substantive action by an agency (normally published in the *Federal Register*) that promulgates or is expected to lead to the promulgation of a final rule or regulation, including notices of inquiry, advance notices of proposed rulemaking, and notices of proposed rulemaking."

This regulatory review will be implemented by the OMB Director, and communications regarding any matters pertaining to this review should be addressed to that official.

The OMB Director is authorized and directed to publish this memorandum in the *Federal Register*.

FAX TRANSMISSION

To: Jonathan A. Ingram, Esq.
Deputy Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: January 21, 2009

Re: Shareholder proposal submitted to Bank of America Corporation

Number of pages, including this page = 11

Message: My modem is malfunctioning, so I cannot send this letter to the usual email address. Would you be good enough to have the this fax delivered to Mike Reedich, Esq. Thank you.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 24, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Domini Social Investments, The Sisters of St. Francis of Philadelphia and Multiple Co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"), for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 12, 2008 (the "Proposal") from Domini Social Investments and The Sisters of St. Francis of Philadelphia (collectively, the "Proponent"), [1] for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

[1] The Proposal was co-filed by the parties identified at the end of this letter.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the Corporation "to complete a report to shareholders . . . evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(3) because the Proposal's supporting statement contains materially false and misleading statements in violation of Rule 14a-9. The Corporation believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) as it will be substantially implemented upon the effectiveness of the final rule issued by the Office of Thrift Supervision ("OTS"), the Federal Reserve Board ("FRB") and the National Credit Union Administration ("NCUA") on December 18, 2008.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a company. Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for stockholder oversight. *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) (the "*1998 Release*"). One must also consider the degree to which the proposal calls for additional disclosure or seeks to probe into matters of a complex nature upon which the stockholders, as a group, would not be in a position to make an informed judgment. *See id.* The Division has also considered whether the proposal involves matters of risk assessment, which is a matter of ordinary business. *See McDonald's Corporation* (February 14, 2006); *Dow Chemical Co.* (February 23, 2005); and *Potomac Electric Power Company* (March 1, 1991). Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See 1998 Release.* Finally, a proposal that is styled as a request for a report does not change its ordinary business nature. The Division has long evaluated proposals requesting a report by considering the underlying subject matter of a proposal when applying Rule 14a-8(i)(7). *See Securities Exchange Act Release No. 34-20091* (August 16, 1983). The Corporation believes that the underlying subject matter of the Proposal falls within the scope of the above considerations.

The extension of credit and credit decisions are part of the Corporation's ordinary business. The Corporation is a financial services holding company that provides a wide range of credit and financial services to its customers. As one of the world's largest financial institutions, the Corporation serves individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial products and services. The Corporation serves approximately 59 million consumer and small business relationships, including approximately 74 million credit card accounts. The Corporation is the leading overall Small Business Administration ("SBA") lender in the United States and the leading SBA lender to minority-owned small businesses. The Corporation serves clients in more than 150 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 83 percent of the Fortune Global 500. In short, part of the Corporation's day-to-day business is the extension of credit, including through credit card products. Notwithstanding these facts, the Proposal attempts to allow stockholders to involve themselves in the Corporation's ordinary business operations because it relates directly to the financial products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services, specifically credit card products, by the Corporation to its customers and its relationships with such customers.

The Division has agreed that the decision to provide products and services, such as lending services, to particular types of customers involves day-to-day business operations. The provision of credit through credit cards is one type of lending service. In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited the company from participating in a number of specified business activities related to the proposed Honolulu rapid transit system, including purchasing bonds, making loans and acting as a financial consultant was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide its products or services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring the company to refrain from knowingly having business dealings with anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting loans to corporations that have changed their annual meeting dates was excludable because it related to ordinary business operations. As with these proposals, the Proposal relates to the Corporation's decision to provide products and services (i.e., credit cards) to particular types of customers. In *Citicorp* (January 8, 1997) *("Citicorp I")*, a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In *Citicorp I*, the Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts at the bank, it was excludable. As in these foregoing cases, the Proposal attempts to usurp management's ability to determine credit policies, which in the present Proposal involves the identity and credit profile of appropriate credit card customers and the terms associated with its credit card products.

In addition, the Division has repeatedly recognized that the policies that a company applies in making lending decisions are particularly complex and therefore stockholders are generally not in a position to make an informed judgment regarding these policies. *See BankAmerica Corporation* (March 23, 1992) (omission of a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit); *Mirage Resorts, Inc.* (February 18, 1997) (relating to business relationships and extension of credit); *BankAmerica Corporation* (February 18, 1977) (omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations"). In *Banc One Corporation* (February 25, 1993), for instance, the Division permitted the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on customers of credit application rejection. The Division allowed the company to exclude the proposal that addressed credit policies, loan underwriting and customer relationships, which are all within a company's ordinary business operations. As with these proposals, the Proposal addresses the Corporation's credit policies and customer relationships. The extension of credit through credit card products should be viewed no differently than the extension of credit through loans or other financial products. Credit cards are complex products that require a professional assessment of risk in setting the appropriate monetary limits, interest, fees and other terms of each card. Stockholders are not in a position to accurately assess the risk provided by any individual credit card applicant or group of applicants; nor are stockholders in a position to accurately determine what credit cards terms meet market standards and fairly and accurately reflect the credit risk incurred by the Corporation.

Providing other banking services is ordinary business. In *Citicorp* (January 26, 1990), the Division found that a proposal to write down, discount or liquidate loans to less developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with these proposals, the Proposal relates to the Corporation's provision of a particular banking service (i.e., credit cards) and customer relationships.

The sale of a particular product is ordinary business. In other contexts, the Division has consistently taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery and chemical production. In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*"), a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. *See also, Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product) and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a stockholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)". *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. *See The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescent's health from adolescent's exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising). The Division has also carried this position to other areas, including illegal drugs (*see Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)) and offensive imagery of different races or cultures (*Federated Department Stores, Inc.* (March 27, 2002)). Accordingly, proposals regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business. Likewise, credit cards are among the many products sold by the Corporation, and marketing and lending efforts related to credit cards should be considered a matter of ordinary business.

The Corporation does not engage in predatory lending practices. The critical aspect in almost all of the forgoing letters was whether or not the subject company has the primary link to the controversial action, as opposed to merely selling a related product generally. Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as these companies. The Corporation does not have the primary link to the controversial action because it does not engage in any predatory practices involving its credit cards or any other financial product offered. The Corporation does, however, provide a full range of banking, investing, asset management and other financial products and services to its over 59 million consumer and small business customers. Simply put, the Corporation's most basic products are loans and banking services, which include credit cards. The Proposal seeks to prohibit the extension of credit to certain customers and set the terms upon which credit may be extended and, therefore, provide stockholders with power over one of the Corporation's most basic products.

The Proposal's excludability is not overridden by a significant policy concern. The Corporation does not believe that the Proposal raises a significant social policy issue as contemplated by Rule 14a-8(i)(7). However, even if the Proposal were generally deemed to involve a significant policy issue, the Proposal nevertheless is excludable with respect to the Corporation because it only implicates the Corporation's ordinary business operations as they relate to the selection of products and services offered to customers. The numerous no-action letters cited above make that point clear.

The Corporation is aware of the Division's position that predatory lending practices generally and as they are tied to executive compensation policies can raise significant policy issues. In *American International Group* (February 17, 2004) ("*AIG*") and *Household International, Inc.* (February 26, 2001) ("*Household*"), proposals linking executive compensation to successfully addressing predatory lending concerns and practices were not excludable under Rule 14a-8(i)(7). In *Conseco, Inc.* (April 5, 2001) ("*Conseco*") and *Associates First Capital Corporation* (March 13, 2000) ("*Associates First Capital*"), proposals to form a committee to develop policies to ensure that the company did not engage in predatory lending practices were not excludable under Rule 14a-8(i)(7). However, the Division has also found that proposals relating to predatory lending practices (as opposed to overall lending policies) with regard to a specific financial product (such as providing credit to third parties allegedly engaged in predatory lending (i.e., pay day lending)) did not raise policy concerns that overrode the company's right to manage its ordinary business. The proposals in these instances were found to be excludable pursuant to Rule 14a-8(i)(7). *See Well Fargo & Co.* (February 16, 2006) ("*Wells Fargo*") and *Bank of America Corporation* (March 7, 2005) ("*Bank of America*"). In *AIG, Household, Conseco* and *Associates First Capital*, the proponent's concerns were focused ***generally*** on the predatory lending practices of the subject companies and not on specific financial products. Whereas, in *Wells Fargo* and *Bank of America*, the proponent was concerned with a specific financial product. As in *Wells Fargo* and *Bank of America*, the Proponent is concerned with a specific product, the provision of credit card products, a product for which the Corporation does not engage in predatory practices.

The Corporation acknowledges that while stockholder proposals may contain important social policy issues, the Corporation's ordinary business of credit card lending should not be used as the Proponent's tool to address those issues. Stockholders should not be delegated management's authority to determine what products and services should be offered to the Corporation's more than 59 million consumer and small business clients. Stockholders should not be permitted to determine which customers are suitable for the Corporation and for what products or services such customers are eligible.

The extension of credit and the provision of banking services, including the issuance of credit cards, are core components of the Corporation's ordinary business operations. In addition, since the Proposal relates to a specific financial product and the Corporation does not engage in predatory credit card practices, its decisions regarding the extension of credit card products do not raise significant policy concerns. Accordingly, the Proposal may be omitted from proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is false and misleading, in violation of Rule 14a-9, as well as vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.

A. The Proposal Contains False and Misleading Statements.

The Corporation believes that the Proposal and its supporting statement may be omitted pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." *See e.g., Sysco Corp.* (August 12, 2003) and *Siebel Systems, Inc.* (April 15, 2003). The Division has further stated that companies may rely on Rule 14a-8(i)(3) to exclude statements that "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; the company demonstrates objectively that the supporting statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proposal implies that the Corporation issues "fee harvesting" cards, which is untrue. The sixth whereas clause of the Proposal states,

> [s]ub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

This clause implies that the Corporation is engaged in issuing "fee harvesting cards," which is factually inaccurate.

In some instances, an applicant's poor credit history and/or risk profile requires that he or she secure his or her credit line with cash collateral. "Fee harvesting cards" refer to one type of such secured credit card where the financial institution charges a large portion of the customer's cash collateral in initial application, maintenance and other fees to the credit card at account opening. When the financial institution "harvests" such high up-front fees, the customer's spending ability is a fraction of the originally sought credit line. While the Corporation offers secured credit cards, it does not offer "fee harvesting" cards. Further, the Corporation does not target any individual, or group of individuals, as being unlikely to meet payments and therefore likely to be a source of windfall profit from additional and increased fees arising from payment defaults. Rather, the Corporation offers a wide variety of credit cards, each designed with different minimum standards, rewards, fees and charges to meet the needs of different consumers. None of these cards are "fee harvesting" cards as implied by the Proposal.

The Proposal implies that the Corporation engages in aggressive and questionable marketing to teenagers and college students, which is false and misleading. The Proposal states that "[a]ggressive and questionable marketing to teenagers and college students - often using poor lending criteria - has contributed to a rise in undergraduate credit card debt," implying that the Corporation engages in unethical marketing to teens and college students. The Corporation does not improperly market its products to teenagers or college students.

All credit card customers must be over 18 years of age to be approved for a credit card. While the Proposal implies that "teenagers," perhaps youth as young as 13, are improperly targeted and sold credit cards by the Corporation, this is simply untrue. The only "teenagers" who qualify for the Corporation's credit cards are 18 and 19 year olds, who more accurately should be referred to as "young adults." The Corporation does not knowingly solicit anyone under the age of 18. By referencing "teenagers," the Proposal would confuse stockholders by leading them to believe that the Corporation markets its credit card products to minors ineligible to become credit card customers.

While any individuals over the age of 18 may apply for any of the Corporation's credit cards, the Corporation has designed certain credit cards specifically for student customers with features such as lower credit limits, special student rates and rate caps to encourage responsible card usage. Students who apply for non-student based accounts may also be eligible for certain protections as student customers. By incorporating protections, such as lower fees and rate caps, into student accounts, the Corporation is attempting to safeguard its youngest customers from the pitfalls of irresponsible credit card usage and seeking to help them build a solid credit foundation. In addition, the Corporation provides students with a financial-literacy handbook detailing how credit cards work and sends new undergraduate customers a brochure entitled "*The Essentials*" that addresses key credit education subjects. The Corporation has been ranked No. 1 by *Student Monitor* for credit education in both 2007 and 2008.

Nevertheless, the Proposal implies that the Corporation is engaged in aggressive and questionable behavior by targeting college students and encouraging them to incur large amounts of credit card debt. This is simply not true. For instance, in 2007, approximately 50% of student applicants that applied for credit did not qualify - in direct contravention of the Proponent's implication that the Corporation "us[es] poor lending criteria" in determining acceptance of undergraduate applicants.

The Proposal implies that the Corporation has credit cards with universal default repricing, which is untrue. The Proposal states, "[p]rovisions such as universal default . . . unfairly penalize borrowers with higher rates on accounts." Such statement may lead stockholders to believe that the Corporation engages in universal default repricing. The Corporation defines "universal default" repricing to be any event other than the customer's activity on the credit card that leads to an increase in the interest rate on a credit card without providing the customer with notice and the opportunity to opt out of the increased rate. The Corporation does not offer any cards with such "universal default" repricing. Rather, whenever an event (other than a customer's default on the account) occurs that leads to an increased interest rate on a credit card, the Corporation notifies the customer and offers them the opportunity to opt out. In such instances, the customer may choose to remain a customer at the higher interest rate, or may opt out, choosing to pay off the balance of the card at the old rate but make no new purchases on the card. To imply that the Corporation sells credit cards with "universal default" features is therefore inaccurate.

The Proposal implies that the Corporation engages in unethical marketing and servicing practices when the Corporation does not. The tenth whereas clause of the Proposal states, "[t]ypical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers." This statement implies that the Corporation engages in unethical behaviors to increase its revenues earned on ill-informed consumers. The Corporation seeks to be a responsible corporate citizen and does not engage in false or misleading marketing or servicing practices. The Corporation clearly and succinctly informs its customers of all terms of its credit card products. Further, the Truth and Lending Act and Regulation Z dictate much of the presentation of this information and further ensure that credit card applicants and customers are well-informed of any given card's terms, conditions and fees. The Corporation also operates 24-hour call centers to answer any customer questions that may arise and posts information regarding its credit card products on its website at www.bankofamerica.com.

The Proposal requests a report on practices "commonly deemed to be predatory," when the Corporation engages in no such practices. The Proposal requests a report "evaluating, ***with respect to practices commonly deemed to be predatory***, our company's credit card marketing, lending and collection practices." (emphasis added) Such statement directly impugns the character of the Corporation by connecting it to predatory credit card behaviors. As discussed above, the Corporation does not engage in predatory lending, either in its credit card business or in the provision of any other financial or banking service. Such accusation is inaccurate and unsupported. Consequently, the Proposal is inappropriate for inclusion in the proxy statement for the Corporation's 2009 Annual Meeting.

B. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5.

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague and indefinite that neither stockholders voting on the proposal nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the proposal requires. *See Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*"); *Wendy's International. Inc.* (February 24, 2006) ("*Wendy's*"); *The Ryland Group, Inc.* (January 19, 2005) ("*Ryland*"); *Philadelphia Electric Co.* (July 30, 1992); and *IDACORP, Inc.* (January 9, 2001).

The Proposal is vague and indefinite. It is inadequate as it does not provide sufficient guidance or information to enable stockholders to make an informed decision as to what actions or measures the Proposal requires. The Proposal requests a report pertaining credit card "practices commonly deemed to be predatory." The Proposal does not provide any guidelines as to what constitutes a "predatory" practice. While the whereas clauses of the Proposal contain inflammatory assertions that the Corporation uses "poor lending criteria," engages in "aggressive and questionable marketing" and issues "sub-prime" credit cards, the Proposal fails to adequately define any of these terms or what the Proponent believes constitutes "predatory" practices.

The Division, in numerous no-action letters, has permitted the exclusion of stockholder proposals "involving vague and indefinite determinations . . . that neither the shareholders voting on the proposal nor the company would be able to determine with reasonable certainty what measures the company would take if the proposal was approved." *See Wendy's* (excluding a proposal requesting a report on the progress made toward "accelerating development of controlled-atmosphere killing"); *Ryland* (excluding a proposal seeking a report based on the Global Reporting Initiative's sustainability guidelines); *Peoples Energy Corporation* (November 23, 2004) (excluding a proposal to amend the governance documents to prohibit indemnification for acts of "reckless neglect"); *Alcoa Inc.* (December 24, 2002) (excluding a proposal requesting the company to commit itself to "full implementation of these human rights standards"); *Occidental Petroleum Corporation* (March 8, 2002) (excluding a proposal to adopt the "Voluntary Principles on Security and Human Rights"); and *Puget Energy, Inc.* (March 7, 2002) (excluding a proposal requesting the implementation of a "policy of improved corporate governance"). All of these previous proposals were so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the subject company in implementing the proposal (if adopted), would have been able to determine with any reasonable certainty exactly what actions or measures the proposal required. In addition, these proposals were misleading because any action ultimately taken by the subject company upon implementation of the proposal could be significantly different from the actions envisioned by stockholders voting on the proposal. *See Philadelphia Electric Company* (July 30, 1992) and *NYNEX Corporation* (January

12, 1990).

Neither the Corporation nor its stockholders can determine with reasonable certainty what is being proposed. Indeed, the Proponent fails to provide a clear definition of what constitutes "predatory" practices. The Proposal is not clearly presented, and the Corporation's stockholders should not be required to guess on what they are voting. In addition, the Corporation and the stockholders could have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rules 14a-9 and 14a-5.

C. Conclusion.

As the Proposal and supporting statement contain false and misleading statements, impugning upon the character of the Corporation and are vague and indefinite, the Corporation believes that they may be omitted under Rule 14a-8(i)(3), as both a violation of Rules 14a-9 and 14a-5.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it will be substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). The Commission has made explicitly clear that a proposal ***need not be "fully effected"*** by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). *See 1998 Release* (confirming the Commission's position in the *Securities Exchange Act Release No. 34-20091* (August 16, 1983) ("*1983 Release*")). In the *1983 Release*, the Commission noted that the "previously formalistic application [(i.e., a "fully-implemented" interpretation that required line-by-line compliance by companies)] of [Rule 14a-8(i)(10)] defeated its purpose." The Division has been willing to grant no-action relief in situations where the essential objective of the proposal has been satisfied. *See, e.g., ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); and *MacNeal-Schwendler Corporation* (April 2, 1999). Moreover, Rule 14a-8(i)(10) precedent confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When the Commission adopted the predecessor to Rule 14a-8(i)(10) it stated, "mootness can be caused for reasons other than the actions of management, such as ***statutory enactments***, court decisions, business changes and supervening corporate events." *Securities Exchange Act Release No. 12999* (November 22, 1976). (emphasis added)

The Proposal seeks additional disclosure regarding the Corporation's credit card practices that the Proponent believes are "predatory," a term that the Proposal does not define. However, the Proposal references concerns over abusive credit card practices, high credit card delinquency rates, "sub-prime borrowing," "fee harvesting cards" and universal default. While the Corporation cannot be certain of what specific practices the Proponent considers as "predatory," the joint rule issued by the OTS, FRB and NCUA on December 18, 2008 (the "Final Rule") generally seeks to prevent abusive or predatory practices within the credit card industry. The Final Rule, which will be applicable to the Corporation, relates to the marketing, originating and servicing of credit cards, banning practices that have been cited as unfair to consumers. The protections mandated by the Final Rule speak directly to many of the Proponent's concerns in the Proposal. As the Final Rule, which will go into effect in July 2010, generally addresses abusive and predatory practices, the concern of the Proponent, the Corporation will have substantially implemented the Proposal by adhering to the requirements of the Final Rule.

The Final Rule addresses the following abusive practices:

Reasonable time to pay. Section 227.22 of the Final Rule prohibits a bank from treating a payment on a consumer credit card as late unless the customer has been provided with a reasonable period of time to make a payment, with the "safe harbor" period being 21 days.

Payment allocation. Section 227.23 of the Final Rule requires banks to allocate any amounts paid over the minimum payment, when the credit card account has balances with different annual percentage rates, in one of two ways - allocating excess payment (i) to the highest interest balance or (ii) proportionately to all balances.

Increases in annual percentage rates. Section 227.24 of the Final Rule requires banks to disclose the annual percentage rate (APR) that will apply to each category of transactions on the consumer credit card account at account opening and prohibits banks from increasing the interest rate unless the increase is due to (i) the expiration or loss of a promotional rate disclosed at account opening; (ii) the operation of an index that is not under the bank's control and is available to the general public; (iii) advance notice, if occurring after the first year that the account was opened, as outlined in Section 227.24; (iv) the minimum payment not being received within 30 days of the due date; or (v) the consumer's failure to comply with a workout arrangement.

Double-cycle billing. Section 227.25 of the Final Rule states that

> a bank must not impose finance charges on balances on a consumer credit card account based on balances for days in billing cycles that precede the most recent billing cycle as a result of the loss of any time period provided by the bank within

which the consumer may repay any portion of the credit extended without incurring a finance charge.

High-fee subprime cards. Section 227.26 of the Final Rule prohibits banks from charging a consumer credit card account with "security deposits and fees for the issuance or availability of credit that in total constitute a majority of the initial credit limit for the account" during the first year after account opening. Further,

> [d]uring the first billing cycle, the bank must not charge to a consumer credit card account security deposits and fees for the issuance or availability of credit that in total constitute more than 25 percent of the initial credit limit for the account . . . . Any additional security deposits and fees for the issuance or availability of credit . . . must be charged to the account in equal portions in no fewer than the five billing cycles immediately following the first billing cycle.

Each of the above abusive practices relates to the Proponent's concerns over "predatory" or abusive credit card lending practices. Consequently, the rules established by the Final Rule render the Proponent's concerns moot.

The Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to laws or other statutory enactments. For instance, in *Johnson & Johnson* (February 17, 2006), the Division found a proposal requesting that the company "verify the employment legitimacy of all current and future U.S. workers" excludable pursuant to Rule 14a-8(i)(10). Johnson & Johnson argued that the "Company and its U.S. subsidiaries are already required by law to verify the employment eligibility of each employee they have hired since November 7, 1986 under the Immigration Reform and Control Act of 1986." *Id.; see also, Yum! Brands, Inc.* (March 6, 2008). The Division also concurred with Intel Corp. that a proposal requesting that the company "establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued" was excludable pursuant to Rule 14a-8(i)(10) because FASB's approval of Statement 123(R) had substantially implemented the proposal. *See Intel Corp.* (February 14, 2005) ("*Intel Corp.*"). As in *Intel Corp.*, the approved rule that renders the Proposal moot will take effect at some time in the future. *Intel Corp.* (Statement 123(R) that rendered the proposal moot to be effective June 1, 2005 where the no-action request was dated January 7, 2005). Although a greater period of time exists between effectiveness of the rule and the date of this no-action request than existed in *Intel Corp.*, the result should not change given the fact that the Final Rule has been approved and has a definitive effective date by which the Corporation must be in compliance to the extent its policies do not currently mirror those of the Final Rule.

HUNTON&
WILLIAMS

Further, the Division has consistently found proposals excludable under Rule 14a-8(i)(10) when they were substantially implemented pursuant to means other than statutory rules or laws. *See Wal-Mart Stores, Inc.* (March 28, 2007) ("*Wal-Mart*") (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K); *Texaco Inc.* (March 29, 1991); and *Columbia/HCA Healthcare Corp.* (February 19, 1998). As was the case in *Wal-Mart*, while the Proponent may provide supplemental arguments regarding what it did or did not intend to request or nuanced variations on the Proposal's intent, it is clear that the particular policies and rules that will be followed by the Corporation upon the effectiveness of the Final Rule go directly to the Proposal's concerns with predatory credit card lending practices.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Domini Social Investments (Co-lead filer)
The Sisters of St. Francis of Philadelphia (Co-lead filer)
Benedictine Sisters of Mt. Angel
Benedictine Sisters of Virginia
Congregation of Divine Providence
Friends Fiduciary Corporation
Monasterio Pan de Vida
Mount St. Scholastica Benedictine Sisters
MMA Praxis Value Index Fund
Providence Trust
Sisters of Charity of the Incarnate Word
St. Scholastica Monastery Benedictine Sisters
Tides Foundation

Domini
SOCIAL INVESTMENTS®

Exhibit A

The Way You Invest Matters®

November 12, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255
Via United Parcel Service

Re: Shareholder Proposal on Predatory Credit Card Lending Practices

Dear Ms. Herald:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. As of September 30, 2008, our funds' portfolio held more than 360,000 shares of Bank of America stock.

We are submitting the attached proposal regarding predatory credit card lending practices for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the subprime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

We have held more than $2,000 worth of Bank of America shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Bank of America shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

As a number of Bank of America shareholders will be submitting this proposal, Sr. Nora Nash and I will be serving as the lead filers for this resolution on behalf of these groups. I would appreciate receiving copies of any correspondence relating to this resolution going forward.

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. I can be reached at akanzer@domini.com or at (212) 217-1027.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

cc: Kenneth D. Lewis, Chairman, Chief Executive Officer and President

Sr. Nora Nash, Sisters of St. Francis of Philadelphia
Chris Meyer, MMA (Mennonite Mutual Aid)
Sr. Judy Byron, Benedictine Sisters of Mt. Angel
Sr. Susan Vickers, Catholic Healthcare West
Mr. Steve Carley, Ethical Funds Company
Pat Zerega, Evangelical Lutheran Church in America
Connie Brookes, Friends Fiduciary Corporation
Barbara Jennings, School Sisters of Notre Dame of St. Louis
Sr. Susan Mika, Socially Responsible Investment Coalition
Timothy Smith, Walden Asset Management

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 12, 2008

Ms. Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, NC 28255

Kenneth D. Lewis, Chairman, Chief Executive Officer and President
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, NC 28255

Re: Shareholder Proposal on Predatory Credit Card Lending Practices

Dear Ms. Herald:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Bank of America for many years. As faith-based investors we are truly concerned about the present status of credit card debt and the effect that this is having not only on the economic security of the consumer but on the reliability and sustainability of Bank of America as a sound financial institution. The most recent deterioration in borrowers' financial health is demonstrated in the low payment rate; many paying only the minimum balance each month. I concur with the other lead-filer, Adam Kanzer from Domini Social Investment, "the system of consumer finance in the United States is broken..." We ask our company to apply effective risk management principles and long term strategies that will strengthen credit card policies.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal with Domini Social Investments as lead filers on "Predatory Credit Card Lending Practices." We submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2009 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution/proposal will be: Adam Kanzer at akanzer@domini.com or at 212-217-1027 and Nora M. Nash at nnash@osfphila.org or 610-558-7661.

As verification that we are beneficial owners of common stock in Bank of America, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Enclosures

cc: Adam Kanzer, Domini Social Investments - lead filer
Gary Brouse, ICCR
Julie Wokaty, ICCR
Nadira Narine, ICCR
Chris Meyer, MMA (Mennonite Mutual Aid)
Sr. Judy Byron, Benedictine Sisters of Mt. Angel
Sr. Susan Vickers, Catholic Healthcare West
Mr. Steve Carley, Ethical Funds Company
Pat Zerega, Evangelical Lutheran Church in America
Connie Brookes, Friends Fiduciary Corporation
Barbara Jennings, School Sisters of Notre Dame of St. Louis
Sr. Susan Mika, Socially Responsible Investment Coalition
Timothy Smith, Walden Asset Management

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

Benedictine Sisters

Queen of Angels Monastery
Est. 1882

840 South Main Street
Mt. Angel, Oregon 97362-9527
Phone (503) 845-6141
FAX (503) 845-6585

November 12, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Ms. Herald:

In this time of economic uncertainty many Americans are using credit cards to get them through difficult times. As shareholders, the Benedictine Sisters of Mt. Angel are concerned about the financial stability and sustainability of the credit card lending practices of Bank of America.

We are co-filing the enclosed resolution, Predatory Credit Card Lending Practices, with Domini Social Investments and the Sisters of St. Francis of Philadelphia for action at the annual meeting in 2009. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. Please indicate in the proxy statement that the Benedictine Sisters of Mt. Angel is a co-sponsor of this resolution. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

The Benedictine Sisters of Mt. Angel is the beneficial owner of 1,715 shares of Bank of America common stock. We have held these shares for over a year and will continue to hold the required number of shares in Bank of America through the 2009 annual meeting. A letter verifying our ownership is enclosed.

For matters relating to this resolution, please contact Adam Kanzer, the representative of the primary filers.

Sincerely,

Sister Marietta Schindler OSB

Sister Marietta Schindler, OSB
Treasurer

Encl.: Verification of ownership
Resolution

Bank of America Legal Department
[illegible]
Charlotte, NC

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 13, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf of Benedictine Sisters of Virginia and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying the Benedictine Sisters of Virginia as the owner of 4000 shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting.

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 and Adam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosure: 2009 Shareholder Resolution

Predatory Credit Card Lending Practices

BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

November 17, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf of the Congregation of Divine Providence, Inc. (CDP,INC.) and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying the Providence Trust as the owner of 100+ shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

.A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 and Adam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,

Sr. Madonna Sangalli

Sister Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence

Bank of America Legal Department
NOV 1 3 2008
Charlotte, NC

Enclosure: 2009 Shareholder Resolution

Generalate · P.O. Box 37345 · San Antonio, Texas 78237-0345 · Phone 210-434-1866 · Fax 210-568-1050

Predatory Credit Card Lending Practices

BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

FRIENDS FIDUCIARY

CORPORATION

TELEPHONE
215 / 241 7272

FRIENDS CENTER / 1515 CHERRY STREET
PHILADELPHIA PA 19102

FACSIMILE
215 / 241 7871

November 14, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

In this time of economic uncertainty many Americans are using credit cards to get them through difficult times. As shareholders, Friends Fiduciary Corporation is concerned about the financial stability and sustainability of the credit card lending practices of Bank of America.

Acting on behalf of Friends Fiduciary Corporation, I present to you the enclosed proposal, Predatory Credit Card Lending Practices, for action at the annual meeting in 2009. We are co-filing with Domini Social Investments, Sisters of St. Francis of Philadelphia, and other proponents for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

Friends Fiduciary alone is the beneficial owner of more than 20,000 shares of Bank of America common stock. Together the proponents of the resolution have held well over $2,000 worth of stock continuously for over a year, and will continue to hold shares in the Company through the 2009 annual meeting. We enclose verification of ownership for Friends Fiduciary Corporation.

For matters relating to this resolution, please contact either one of our authorized representatives, Adam Kanzer from Domini Social Investments at akanzer@domini.com or 212-217-1027, or contact Nora Nash from Sisters of St. Francis of Philadelphia at nnash@osfphila.org or (610)-558-7661.

Friends Fiduciary Corporation strongly believes the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal.

Sincerely,

Connie Brookes

Connie Brookes
Executive Director, Friends Fiduciary Corporation

Encl.: Verification of ownership, Resolution

Bank of America Legal Department

Charlotte, NC

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 14, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf the Benedictine Sisters of Monasterio Pan de Vida and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying the Benedictine Sisters of Monasterio Pan de Vida as the owner of 600 shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

.A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 and Adam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

Enclosure: 2009 Shareholder Resolution

Bank of America Legal Department
NOV 1 5 2008
Charlotte, NC

Predatory Credit Card Lending Practices
BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

Mount St. Scholastica

Benedictine Sisters

November 14, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf the Benedictine Sisters of Mount St. Scholastica and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying the Benedictine Sisters of Mount St. Scholastica as the owner of 4077 shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

.A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 and Adam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

Bank of America Legal Department
NOV 1 5 2008
Charlotte, NC

Enclosure: 2009 Shareholder Resolution

Predatory Credit Card Lending Practices
BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

BANK OF AMERICA LEGAL DEPT.

NOV 17 2008

MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

VIA OVERNIGHT DELIVERY

November 13, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald,

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

I am writing to you on behalf of the MMA Praxis Value Index Fund, part of the MMA family of companies, a current and long time shareholder in Bank of America. We have held shares in the company for over a year and commit to maintaining a position through the company's annual meeting. Verification of our beneficial ownership is enclosed.

MMA (Mennonite Mutual Aid) is the stewardship agency of the Mennonite Church USA with $1.7 billion of socially invested assets under management. It is on behalf of our shareholders and constituents that we co-file the enclosed resolution on the issue of Predatory Credit Card Lending Practices. We present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Adam Kanzer of Domini Social Investments and Nora Nash of the Sisters of St. Francis of Philadelphia are the lead filers for this resolution with Bank of America. A number of other Bank of America shareholders will be submitting this proposal, and we are co-sponsoring this resolution with these groups. Please direct copies of all correspondence regarding the proposal to Chris Meyer at (574) 533-9515 ext. 291, or chris.meyer@mma-online.org

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist

Encl. Resolution and Verification of Ownership

Cc: Nora M. Nash, OSF
Adam Kanzer, Domini
Mark Regier, MMA

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 17, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf of Providence Trust and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying the Providence Trust as the owner of 100+ shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

.A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 andAdam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,

Sister Ramona Bezner CDP

Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust

Bank of America Legal Department

Charlotte, NC

Enclosure: 2009 Shareholder Resolution

Predatory Credit Card Lending Practices

BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

SISTERS OF CHARITY
OF THE INCARNATE WORD
4503 Broadway, San Antonio, Texas 78209-6297

November 13, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying the Congregation of the Sisters of Charity of the Incarnate Word, San Antonio as the owner of **14,800** shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

.A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 and Adam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,

W. Esther Ng

W. Esther Ng
General Treasurer

Bank of America Legal Department
NOV 1 8 2008
Charlotte, NC

Enclosure: 2009 Shareholder Resolution

(210) 828-2224 • Fax (210) 828-9741
www.amormeus.org

Predatory Credit Card Lending Practices

BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

BANK OF AMERICA
LEGAL DEPARTMENT
NOV 24 '08
CHARLOTTE, NC

November 17, 2008

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street, NC1-002-29-01
Charlotte, North Carolina 28255

Dear Ms. Herald:

I am writing on behalf of ST. SCHOLASTICA MONASTERY and am authorized to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting. I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in the 2009 Bank of America proxy statement. We are co-filing the enclosed resolution. The primary filers are Domini Social Investments and the Sisters of St. Francis of Philadelphia. A letter verifying ST.SCHOLASTICA MONASTERY as the owner of 3000 shares will follow. We have held these shares continuously for one year and will hold $2,000 through the annual meeting.

The system of consumer finance in the United States is broken and it is threatening the health of our economy and our company. Our nation's banking and lending models, which once focused on the economic health of the borrower, have been transformed over the past several decades to focus on extracting immediate profits from ever more economically unstable low- to middle-income consumers.

Once a source of convenient, short-term financing, credit cards today place a significant high-cost, long-term debt burden on our society and its economy. As both a contributor to and victim of the sub prime-mortgage collapse, the implications of short-sighted credit card policies are becoming all-too clear. Another way forward is needed—one that strengthens both our company and the consumer economy upon which we depend.

.A representative of the shareholders filing this resolution will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and we look forward to the opportunity for productive dialogue regarding the issues raised in this proposal. Please note that the contacts for this proposal are Nora Nash, OSF, Sisters of St. Francis of Philadelphia - nnash@osfphila.org or at 610-558-7661 and Adam Kanzer – Domini Social Investments - akanzer@domini.com or at 212-217-1027.

Sincerely,
Sister Cabrini Schmitz
SISTER CABRINI SCHMITZ, President

Enclosure: 2009 Shareholder Resolution

Predatory Credit Card Lending Practices

BANK OF AMERICA

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

TIDES

November 10, 2008

Ms. Alice A. Herald
Corporate Secretary
Bank of America Corporation
101 South Tryon Street
Charlotte, NC 28255

Dear Ms. Herald:

Tides Foundation holds 11,908 shares of Bank of America Corporation stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we are concerned with predatory credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Domini Social Investment as the primary filer for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Bank of America shares.

We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and Timothy Smith at Walden Asset Management at 617-726-7155 or tsmith@bostontrust.com as Walden is our Investment Manager. We look forward to your response.

Sincerely,

Lauren Webster
Chief Financial Officer

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t] 415.561.6400
f] 415.561.6401

www.tides.org

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria -- has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Supporting Statement:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

10-24-08